*AB 3/4

13012980

UN
SECURITIES AND E...
Washington, D.C. 20549

SEC
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FEB 27 2013
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.C. ZIEGLER AND COMPANY 000061

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 2000
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Vredenbregt, Senior Managing Director/CFO (312) 596-1685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EK 3/7/13

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.C. Ziegler and Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director/CFO
Title

Notary Public -- Donald J. Liebetrau
My commission expires August 18, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
B.C. Ziegler and Company

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the "Company"), a Wisconsin corporation and a wholly-subsidiary of The Ziegler Companies, Inc., as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of B.C. Ziegler and Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 25, 2013

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2012
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 4,953
Receivables, net of reserve	3,775
Receivable for unsettled trades, net	11,804
Securities owned, at fair value	43,700
Notes receivable	210
Furniture, equipment and leasehold improvements, net	5,629
Deferred tax assets	1,778
Other assets	1,891
Total assets	$ 73,740

LIABILITIES AND STOCKHOLDER'S EQUITY

Drafts payable	$ 579
Accrued income taxes payable	268
Payable to clearing broker	7,241
Accrued compensation	23,245
Accounts payable, accrued expenses and other liabilities	6,230
	37,563
Commitments	
Stockholder's equity:	
Common stock	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	19,912
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	36,177
Total liabilities and stockholder's equity	$ 73,740

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012
(Dollars in thousands)

(1) Organization and Nature of Business

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Wisconsin corporation and is a wholly-owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company is engaged in specialty investment banking primarily for the senior living, healthcare, religion and education sectors. The Company also provides services associated with corporate finance, financial advisory, risk management advisory, investment advisory, merger and acquisition advisory, asset management, retail brokerage, fixed income institutional sales and trading, private placement, seed capital, and related financial services. These services are provided to institutions, businesses, and individuals throughout the United States.

(2) Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities are financial instruments and are recorded at fair value.

Receivables

Receivables includes amounts due from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions, and amounts due from affiliates and related parties. The Company reviews receivables and establishes an allowance for losses on balances which management has deemed collection is unlikely.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Cash Equivalents

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250. Cash and cash equivalents consists of cash of $1,561 and money market mutual funds of $3,392.

Use of Estimates

The Company's statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The Company's financial instruments, primarily securities owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income debt securities.

- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

In valuing financial assets, the Company uses techniques believed to be appropriate for each particular financial asset or liability to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset or liability. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets of the Company.

- Cash equivalents include cash held in banks and investments in money market mutual funds. The money market mutual funds are classified within Level 1 of the fair value hierarchy. Money market mutual funds are generally valued at a net asset value of a dollar.

- Municipal debt securities are classified as Level 2 in the fair value hierarchy. Fixed rate municipal debt securities are generally unrated, are not actively traded, are generally traded at infrequent intervals, and may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of fixed rate municipal debt securities. Municipal variable rate demand notes are traded at par value, have a weekly or more frequent rate reset, are rated by a rating agency, but are not actively traded. Because the individual variable rate demand notes are traded infrequently, the Company has determined they should change the classification from Level 1 to Level 2 in the fair value hierarchy. The Company had no variable rate demand notes in Securities owned at December 31, 2012.

- Preferred equity securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The preferred equity securities traded by the Company are generally investment grade securities as determined by two rating agencies. In the event that a preferred equity security would fall below investment grade in one or both of its ratings and also be subject to very limited or no market trading, it could be classified as Level 2 or Level 3 in the fair value hierarchy.

- Corporate debt securities include primarily unrated taxable debt securities underwritten by the Company for religious institutions and private schools. These debt securities are generally sold to retail investors. The Company prices the debt securities for sale at the par value based upon the required interest rate using observable market inputs. The Company also participates in limited secondary trading in these corporate debt securities and will price the debt securities at fair value using current prevailing market interest rates compared to the stated interest rate on the debt securities. Accordingly, corporate debt securities are classified as Level 2 in the fair value hierarchy.

- Other securities consist primarily of mutual funds and UITs which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3
Money market mutual funds	$ 3,392	$ -	$ -
Securities Owned			
Municipal Debt Securities			
Fixed Rate	$ -	$ 37,846	$ -
Variable Rate	-	-	-
Corporate Debt Securities	-	808	-
Preferred Equity Securities	2,874	-	-
Other Securities	2,172	-	-
Total securities owned measured at fair value on a recurring basis	$ 5,046	$ 38,654	$ -

(4) Allowance for Notes Receivable and Receivables

An allowance for losses is established on balances for which management has deemed collection is unlikely. Receivables include amounts due the Company for remarketing fees, advisory fees, for fees due from registered investment companies, management fees, and interest. See Note 7 for amounts due from related parties. The activity in the allowance for receivables is as follows:

	Notes Receivable	Receivables
Beginning balance	$ -	$ -
Provision for losses	20	58
Write-offs	(20)	(35)
Ending balance	$ -	$ 23

(5) Furniture, equipment and leasehold improvements, net

Furniture, equipment and leasehold improvements consists of the following:

Computers and equipment	$ 7,782
Leasehold improvements	6,679
Furniture	5,001
Furniture, equipment and leasehold improvements, at cost	19,462
Less accumulated depreciation and amortization	(13,833)
Furniture, equipment and leasehold improvements, net	$ 5,629

(6) Payable to Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in amounts payable for inventory purchases, transaction processing, and losses on securities transactions offset by inventory sales, commissions earned, fees earned, and profits on securities transactions. The amount payable to the clearing broker totals $7,241 at December 31, 2012. Securities held by the Company at the clearing broker with a market value of $54,742 are available to collateralize amounts payable to the clearing broker and include securities owned and held at the clearing broker of $42,938 and securities sold but not yet contractually settled of $11,804. The interest rate on this financing arrangement is approximately 1.7% at December 31, 2012.

(7) Related Party Transactions

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 3.25% at December 31, 2012. The Company had no amounts outstanding under this financing arrangement at December 31, 2012.

As permitted by the SEC's Uniform Net Capital Rule (the "Rule") 15c3-1, in order to enable the Company to complete specific underwritings, the Company has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $25,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under this financing arrangement.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company

had no outstanding balances due from the Parent under this arrangement at December 31, 2012.

The Company provides administrative support and/or marketing services to the Parent and Ziegler Financing Corporation, a wholly-owned subsidiary of the Parent. Amounts due the Company for these services were $109 at December 31, 2012 and are included in receivables on the Statement of Financial Condition.

The Company earns accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Amounts receivable from these partnerships for all fees were $1,657 at December 31, 2012 and are included in receivables on the Statement of Financial Condition.

The Company has extended credit to certain investment consultant employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The balance of notes receivable is $210 at December 31, 2012. The notes are for two years, mature in 2014, and are at a market rate of interest.

(8) Line of Credit

The Company shares a bank line of credit with the Parent totaling $20,000 as of December 31, 2012. The Company does not guarantee nor is it liable for draws made by the Parent. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 3.5% at December 31, 2012. The Company had no amounts outstanding under this line of credit agreement on December 31, 2012. The Parent had $5,100 outstanding under this line of credit agreement on December 31, 2012.

(9) Income Taxes

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2012 are as follows:

Deferred tax assets:	
Deferred compensation	$ 608
Tax credit carryovers	462
Accrued expenses	728
Other assets	99
Total deferred tax assets	1,897
Deferred tax liabilities:	
Other liabilities	(119)
Total deferred tax liabilities	(119)
Net deferred tax assets	$ 1,778

The Company has deferred tax assets generated from federal alternative minimum tax credit carryovers of $462, which have no expiration date.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2012	$ 177
Increases for tax positions related to the current year	20
Reductions for the lapse of statute of limitations	(76)
Balance at December 31, 2012	$ 121

Tax years that remain subject to examination by major tax jurisdictions include 2008 through 2012. The Company has not accrued any interest or penalties for any unrecognized tax benefits as of December 31, 2012.

(10) Net Capital Requirements

As a registered broker-dealer the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net regulatory capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2012 the Company had net capital of $18,597 which was $18,347 in excess of its required minimum net capital. Such net capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(11) Commitments and Contingent Liabilities

In the normal course of business, the Company is the subject of customer complaints and is named as a defendant in various legal actions arising from the securities and other financial services businesses. The Company is a defendant in lawsuits incidental to its securities and other financial services businesses. The Company has established accruals for legal fees and settlements determined to be probable as a result of these customer complaints and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition of the Company. However, if during any period any adverse complaint or legal action should become probable or be resolved, the financial condition could be materially affected.

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. The debt securities associated with any such commitments are reflected in both securities owned and the net receivable for unsettled trades in the Statement of Financial Condition. Transactions relating to commitments that were subsequently settled after the end of the year had no material effect on the statement of financial condition as of December 31, 2012.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

(12) Subsequent Events

The Company evaluated its December 31, 2012 statement of financial condition for subsequent events through February 25, 2013, the date the statement of financial condition is available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the statement of financial condition.

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
B.C. Ziegler and Company

In planning and performing our audit of the financial statements of B.C. Ziegler and Company (the "Company"), a wholly-owned subsidiary of The Ziegler Companies, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 25, 2013

Grant Thornton

B. C. ZIEGLER AND COMPANY

(SEC File Number 8-00094)

Statement of Financial Condition

December 31, 2012

(with Independent Registered Public Accounting Firm Report Thereon)

Filed as a public document pursuant to SEC Rule 17a-5.